Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter 2022 Underwriting Loss From Significant Industry-wide Catastrophic Losses and Nine Month 2022 Underwriting Profit, Demonstrating Strength of Franchise

▪Operating income was $439 million for the first nine months, which provided an operating income return on equity of 9.1%, a 4.3 point improvement. Net loss attributable to common shareholder was $1,533 million for the first nine months of the year, due to unrealized losses on fixed maturities and short term investments of $1,912 million
▪Operating loss was $62 million for the third quarter, driven by large catastrophic losses of $300 million for Hurricane Ian, net of retrocession and reinstatement premiums. Net loss attributable to common shareholder was $387 million for the third quarter, due to unrealized losses on fixed maturities and short term investments of $499 million
▪Gross written premium increased 3% for the quarter and 8% for the first nine months, and net premiums written were up 6% for the quarter and 9% for the first nine months
▪Non-life underwriting loss of $100 million for the third quarter driven by large losses, and non-life underwriting profit $381 million (combined ratio of 90.7%, a 4.3 point improvement on prior year) for the first nine months
▪Life and Health had an allocated underwriting profit of $48 million (a $26 million improvement) for the third quarter and $92 million for the first nine months (a $27 million improvement)
▪On July 12, 2022, Covéa Coopérations S.A. completed the acquisition of PartnerRe Ltd. from EXOR Nederland N.V.

PEMBROKE, Bermuda, November 9, 2022 - PartnerRe Ltd. ("the Company") today reported net loss attributable to common shareholder of $387 million for the third quarter of 2022, compared to income of $70 million for the same period of 2021. Net loss attributable to common shareholder was $1,533 million for the first nine months of 2022, compared to income of $317 million for the same period of 2021. Operating loss was $62 million for the third quarter of 2022, compared to operating income of $54 million for the same period of 2021 and was the result of a decrease in underwriting profits for the non-life segments due to large catastrophic losses, offset by an increase in the Life and Health allocated underwriting result. Operating income for the first nine months of 2022 was $439 million compared to operating income of $246 million for the same period of 2021 as a result of improvements in the underwriting results for the P&C and Life and Health segments.

Operating income is a non-GAAP financial measure. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “Our thoughts are with those impacted by the quarter's catastrophic activity. Hurricane Ian was a significant industry event, and the strength and resilience of our balance sheet allows us to remain a trusted business partner to our clients in times of need. Despite such a significant industry event, our continuous focus on portfolio optimization enabled us to deliver strong operating income of $439 million for the first nine months of the year, with an annualized operating return on equity that has nearly doubled to 9.1%. As we head into renewal season, our capital base remains strong, reinforced by the scale and capital strength of the Covéa group, and we are positioned to further increase the value that we provide to our clients, distribution partners, capital partners and other stakeholders."
Highlights for the third quarter and the first nine months of 2022 compared to the same periods of 2021 are included below.
Non-Life:
▪Non-life net premiums written were up 5% for the third quarter of 2022 and were up 11% for the first nine months of 2022 compared to the same periods of 2021, driven by the P&C segment, which increased by 10% and 17%, respectively due to growth in the current underwriting year and additional premiums from prior underwriting years.
▪The Non-life underwriting loss was $100 million (combined ratio of 106.9%) for the third quarter of 2022, while the Non-life underwriting profit was $381 million (combined ratio of 90.7%) for the first nine months of 2022. This compares to Non-life underwriting profit of $4 million (combined ratio of 99.8%) and $194 million (combined ratio of 95.0%) for the third quarter and first nine months of 2021, respectively.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
▪Losses for catastrophic and man-made events, net of retrocession and reinstatement premiums, for the three and nine months ended September 30, 2022 and the same periods of 2021 were as follows (in millions of US dollars):

	For the three months ended				For the nine months ended
	September 30, 2022		September 30, 2021		September 30, 2022		September 30, 2021
Catastrophic and man-made event losses	$408		$333		$539		$463

Impact on combined ratio
P&C	32.0	ppts	29.2	ppts	14.0	ppts	14.4	ppts
Specialty	17.5	ppts	11.0	ppts	11.0	ppts	3.4	ppts
For the three months ended September 30, 2022, included large losses of $300 million related to Hurricane Ian. For the three months ended September 30, 2021 included large losses of $297 million related to Hurricane Ida, the European Floods and losses on aggregate covers associated with these events. For the nine months ended September 30, 2022, included large losses of $434 million related to Hurricane Ian, the ongoing conflict between Russia and Ukraine, the Natal Floods and the Australian Floods. For the nine months ended September 30, 2021, included large losses of $417 million related to Winter Storm Uri, Hurricane Ida, the European Floods and losses on aggregate covers associated with these events.
▪The P&C segment reported a combined ratio of 112.0% and 91.9% for the third quarter and the first nine months of 2022, respectively, compared to 105.9% and 99.4% for the same periods of 2021, respectively. For the third quarter of 2022, excluding the impact of catastrophic and man-made events, the deterioration in the combined ratio was the result of an increase in the acquisition cost ratio resulting from a change in the business mix. For the first nine months of 2022, excluding the impact of catastrophic and man-made events, the improvement in the combined ratio was driven by lower current accident year attritional losses by rate increases and reductions in less profitable lines as well as prior years' reserve development, which was 3.8 points favorable for an improvement of 5.6 points.
▪The Specialty segment reported a combined ratio of 93.3% and 88.0% for the third quarter and the first nine months of 2022, respectively, compared to 86.6% and 86.7% for the same periods of 2021, respectively. For the third quarter of 2022, excluding the impact of catastrophic and man-made events, the combined ratio was stable, as an improvement in the current accident year attritional loss ratio from a change in the business mix was offset by a higher level of prior years' reserve development and an increase in the acquisition cost ratio. For the first nine months of 2022, excluding the impact of catastrophic and man-made events, an improvement in the current accident year attritional loss ratio benefited the combined ratio and came from a change in the business mix, and was partially offset by an increase in the acquisition cost ratio.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
Life and Health:
▪Net premiums written were up 7% for the third quarter and up 4% for the first nine months of 2022, compared to the same periods of 2021, reflecting growth in long-term protection and longevity business.
▪Allocated underwriting result was a profit of $48 million and $92 million for the third quarter and the first nine months of 2022, respectively, compared to a profit of $22 million and $65 million for the same periods of 2021. The increase in allocated underwriting result for both periods was driven by an improvement in year-over-year experience related to COVID-19 and improvements in the short-term protection and longevity business. This was partially offset by higher losses on the long-term protection business, driven primarily by unfavorable claim experience and non-recurring prior year recapture gains occurring in the first quarter of 2021.
Investments:
▪Net investment return in the third quarter of 2022 was a loss of $339 million, or (1.8)%, and included net realized and unrealized investment losses of $432 million and interest in losses of equity method investments of $9 million, which were partially offset by net investment income of $102 million. This compares to a net investment return of $83 million, or 0.4%, for the third quarter of 2021, which included net investment income of $102 million and interest in earnings of equity method investments of $18 million, partially offset by net realized and unrealized investment losses of $37 million.
▪Net investment return for the first nine months of 2022 was a loss of $1,866 million, or (9.8)%, which included net realized and unrealized investment losses of $2,157 million, partially offset by net investment income of $284 million and interest in earnings of equity method investments of $7 million. This compares to a net investment return of $384 million, or 1.9%, for the first nine months of 2021, which included net investment income of $284 million, net realized and unrealized investment gains of $43 million and interest in earnings of equity method investments of $57 million.
▪Net investment income for the third quarter of 2022 was unchanged compared to the third quarter of 2021 at $102 million. An increase in net investment income from higher reinvestment rates, driven by increases in worldwide risk-free rates and credit spreads, was partially offset by higher investment management fees and lower net investment income on funds held assets.
▪Net investment income remained flat for the first nine months of 2022, compared to the same period of 2021. Net investment income benefited from higher reinvestment rates, due to increases in worldwide risk-free rates and credit spreads. However, these benefits were offset by the inclusion of certain non-recurring dividends in the comparative period.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Net realized and unrealized investment losses of $432 million for the third quarter of 2022 (2021: $37 million loss) and $2,157 million for the first nine months of 2022 (2021: $43 million gain) included:
◦Net realized and unrealized investment losses on fixed maturities and short-term investments were $499 million for the third quarter of 2022 (2021: $98 million loss) and $1,910 million for the first nine months of 2022 (2021: $353 million loss). These losses, of which $499 million for the third quarter and $1,912 million for the first nine months of 2022 were unrealized, were driven by increases in worldwide risk-free rates, a widening of worldwide credit spreads and losses on real estate sector investments in the Company's Asia high yield portfolio.
◦Net realized and unrealized investment gains on equities of $91 million for the third quarter of 2022 (2021: $27 million gain) was largely driven by the sale of a portion of the Exor public equity funds, as described below. Net realized and unrealized investment losses of $137 million for the first nine months of 2022 (2021: $255 million gain) were driven by mark-to-market losses on public equity funds resulting from decreases in worldwide equity markets, partially offset by the third quarter 2022 net gain mentioned above.
◦Net realized and unrealized investment losses on other invested assets and investments in real estate of $24 million for the third quarter of 2022 (2021: $34 million gain) and $110 million for the first nine months of 2022 (2021: $141 million gain). These losses, of which $21 million for the third quarter and $115 million for the first nine months of 2022 were unrealized, were largely driven by mark-to-market losses on the US bank loan portfolio and certain private equity funds.
▪At close of the acquisition of the Company by Covéa Coopérations S.A. (Covéa), the Company reduced a portion of its ownership in Exor public equity funds for total consideration of $772 million. This resulted in a realized gain of $450 million, and the majority of these gains were included in unrealized gains in prior periods.
▪Interest in losses of equity method investments of $9 million in the third quarter of 2022 primarily reflects mark-to market losses on U.K. real estate investments and on certain private equity funds. Interest in earnings of equity method investments of $7 million for the first nine months of 2022 primarily reflects mark-to-market gains on certain private equity funds and U.S. real estate investments, partially offset by mark-to-market losses on certain U.K. real estate investments.
▪As of September 30, 2022, reinvestment rates were on average 5.3% compared to the Company's fixed income investment portfolio yield of 2.5% for the third quarter of 2022.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
Other Income Statement Items:
▪Other expense ratio of 6.2% for the third quarter of 2022 was up one point compared to 5.2% for the same period of 2021. The increase was driven primarily by the acceleration of certain personnel expenses due to the acquisition of the Company by Covéa. The other expense ratio of 5.6% for the first nine months of 2022 was comparable to the same period of 2021, which had an other expense ratio of 5.4%.
▪Net foreign exchange gains were $84 million and $97 million for the third quarter and the first nine months of 2022, respectively, driven by the appreciation of the U.S. dollar against all major currencies, partially offset by the cost of hedging. This compared to net foreign exchange gains of $46 million for the third quarter of 2021, driven by the appreciation of the U.S. dollar against certain major currencies (primarily the Canadian dollar and British pound), and net foreign exchange losses of $12 million for the first nine months of 2021, driven primarily by U.S. dollar appreciation against the Euro, the British Pound and the Swiss Franc, and the cost of hedging.
▪Interest expense was $14 million for the third quarter of 2022 and 2021 and $41 million and $42 million for the first nine months of 2022 and 2021, respectively.
▪Preferred dividends were $2 million for the third quarter of 2022 and 2021. Preferred dividends of $7 million for the first nine months of 2022 compared to $20 million for the same period in 2021. The decrease was due to the Company fully redeeming its Series G, H and I preferred shares in May 2021. Following the redemption, only Series J preferred shares remain.
▪Income tax benefit was $16 million on pre-tax losses of $401 million in the third quarter of 2022, compared to a benefit of $1 million on pre-tax income of $71 million for the same period of 2021. Income tax benefit was $15 million on pre-tax losses of $1,540 million for the first nine months of 2022 compared to an expense of $22 million on pre-tax income of $381 million for the first nine months of 2021.
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $18.1 billion at September 30, 2022, down 11.1% compared to December 31, 2021. The decrease to September 30, 2022 was primarily driven by unrealized investment losses due to an increase in worldwide risk-free rates, the widening of worldwide credit spreads, mark-to-market losses on public and private equities and the impact of the strengthening U.S. dollar on foreign currencies.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.5 billion at September 30, 2022, representing 75% of the total investments and cash and cash equivalents.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
▪The average credit rating of the fixed income portfolio was A+ as of September 30, 2022. The expected average duration of the public fixed income portfolio at September 30, 2022 was 3.8 years, while the average duration of the Company’s liabilities was 4.0 years.
▪There were no dividends declared and paid to common shareholders during the third quarter of 2022, compared to $107 million for the third quarter of 2021. Dividends declared and paid to common shareholders were $178 million for the first nine months of 2022, compared to $107 million for the first nine months of 2021.
▪Common shareholder's equity (or book value) of $5.6 billion and tangible book value of $5.0 billion at September 30, 2022 decreased by 24.2% and 26.0%, respectively, compared to December 31, 2021, primarily due to the comprehensive loss for the first nine months of 2022 and by dividends on common and preferred shares.
▪Total capital was $7.5 billion at September 30, 2022, down 20.1% compared to December 31, 2021, primarily due to the decrease in book value described above and the decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the first nine months of 2022.
▪Cash provided by operating activities was $213 million and $897 million for the third quarter and the first nine months of 2022, respectively, compared to $428 million and $860 million for the third quarter and the first nine months of 2021, respectively. The decrease for the third quarter was primarily driven by decreased cash flows from underwriting operations due to the timing of non-life premium receipts. Cash provided by operating activities for the first nine months of 2022 increased primarily driven by increased cash flows from underwriting operations, as the comparative period included a premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021, partially offset by an increase in other operating cash outflows.
▪On July 12, 2022, Covéa completed the acquisition of PartnerRe Ltd. from EXOR Nederland N.V. (Exor). Preferred shares issued by PartnerRe Ltd. were not included in the transaction. Third-party capital managed by the Company remains unchanged as a result of the transaction, as Exor acquired Covéa's interest in the Company's third-party capital vehicles.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At September 30, 2022, total assets were $26.6 billion, total capital was $7.5 billion and total shareholders’ equity was $5.8 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues
Gross premiums written	$1,958,876	$1,898,173	$6,935,762	$6,404,969
Net premiums written	$1,704,980	$1,611,957	$5,958,836	$5,454,565
Decrease (increase) in unearned premiums	161,692	194,859	(586,389)	(317,361)
Net premiums earned	1,866,672	1,806,816	5,372,447	5,137,204
Net investment income	101,814	101,672	284,385	283,482
Net realized and unrealized investment (losses) gains	(431,974)	(36,565)	(2,157,330)	43,396
Other income	8,428	6,652	26,551	19,791
Total revenues	1,544,940	1,878,575	3,526,053	5,483,873
Expenses
Losses and loss expenses	1,518,289	1,437,823	3,698,278	3,845,967
Acquisition costs	370,433	323,361	1,124,849	975,746
Other expenses	115,948	94,368	299,446	278,157
Interest expense	13,805	13,948	41,297	41,922
Amortization of intangible assets	2,182	2,184	6,684	6,661
Net foreign exchange (gains) losses	(84,151)	(46,390)	(97,051)	12,310
Total expenses	1,936,506	1,825,294	5,073,503	5,160,763
(Loss) income before taxes and interest in (losses) earnings of equity method investments	(391,566)	53,281	(1,547,450)	323,110
Income tax benefit (expense)	16,284	1,380	15,148	(21,677)
Interest in (losses) earnings of equity method investments	(9,428)	17,541	6,965	57,466
Net (loss) income	(384,710)	72,202	(1,525,337)	358,899
Preferred dividends	2,437	2,437	7,313	20,255
Loss on redemption of preferred shares	—	—	—	21,234
Net (loss) income attributable to common shareholder	$(387,147)	$69,765	$(1,532,650)	$317,410
Comprehensive (loss) income
Net (loss) income	$(384,710)	$72,202	$(1,525,337)	$358,899
Change in currency translation adjustment	(55,172)	(33,091)	(66,133)	33,772
Change in net unrealized gains or losses on investments, net of tax	—	—	—	(128)
Change in unfunded pension obligation, net of tax	142	320	408	1,477
Comprehensive (loss) income	$(439,740)	$39,431	$(1,591,062)	$394,020

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2022	December 31, 2021
Assets
Investments:
Fixed maturities, at fair value	$12,565,556	$14,071,274
Short-term investments, at fair value	419,276	205,146
Equities, at fair value	873,550	1,751,584
Investments in real estate	54,722	67,539
Other invested assets	3,314,991	3,601,245
Total investments	17,228,095	19,696,788
Cash and cash equivalents	868,178	660,897
Accrued investment income	113,274	94,997
Reinsurance balances receivable	3,648,433	3,063,153
Reinsurance recoverable on paid and unpaid losses	1,952,801	1,787,493
Prepaid reinsurance premiums	398,755	216,338
Funds held by reinsured companies	444,946	561,576
Deferred acquisition costs	1,014,782	920,779
Deposit assets	84,489	109,528
Net tax assets	159,944	154,472
Goodwill	456,380	456,380
Intangible assets	91,976	98,818
Other assets	173,569	208,652
Total assets	$26,635,622	$28,029,871
Liabilities
Non-life reserves	$12,419,381	$12,047,792
Life and health reserves	2,362,020	2,638,086
Unearned premiums	3,156,412	2,501,161
Other reinsurance balances payable	699,956	744,735
Debt	1,779,927	1,897,499
Deposit liabilities	4,349	5,077
Net tax liabilities	35,914	90,974
Accounts payable, accrued expenses and other (1)	409,946	560,561
Total liabilities	20,867,905	20,485,885
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(95,431)	(29,706)
Retained earnings	3,925,214	5,635,758
Total shareholders’ equity	5,767,717	7,543,986
Total liabilities and shareholders’ equity	$26,635,622	$28,029,871

(1) Includes payables for securities purchased of $106 million as at September 30, 2022 compared to $202 million as at December 31, 2021.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net cash provided by operating activities	$213,459	$428,279	$897,160	$859,644
Net cash used in investing activities	(90,961)	(581,777)	(457,277)	(1,969,320)
Net cash used in financing activities	(8,784)	(109,104)	(191,553)	(570,857)
Effect of foreign exchange rate changes on cash	(19,646)	(6,670)	(41,049)	(16,304)
Increase (decrease) in cash and cash equivalents	94,068	(269,272)	207,281	(1,696,837)
Cash and cash equivalents - beginning of period	774,110	923,268	660,897	2,350,833
Cash and cash equivalents - end of period	$868,178	$653,996	$868,178	$653,996

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,096	$451	$1,547	$412	$—	$1,959
Net premiums written	$905	$393	$1,298	$407	$—	$1,705
Decrease in unearned premiums	148	12	160	2	—	162
Net premiums earned	$1,053	$405	$1,458	$409	$—	$1,867
Losses and loss expenses	(907)	(275)	(1,182)	(336)	—	(1,518)
Acquisition costs	(250)	(94)	(344)	(27)	—	(371)
Technical result	$(104)	$36	$(68)	$46	$—	$(22)
Other income	—	—	—	8	—	8
Other expenses	(23)	(9)	(32)	(24)	(60)	(116)
Underwriting result	$(127)	$27	$(100)	$30	n/a	$(130)
Net investment income				18	84	102
Allocated underwriting result				$48	n/a	n/a
Net realized and unrealized investment losses					(432)	(432)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange gains					84	84
Income tax benefit					16	16
Interest in losses of equity method investments					(9)	(9)
Net loss					n/a	$(385)
Loss ratio (1)	86.1%	67.9%	81.1%
Acquisition ratio (2)	23.7	23.2	23.6
Technical ratio (3)	109.8%	91.1%	104.7%
Other expense ratio (4)	2.2	2.2	2.2
Combined ratio (5)	112.0%	93.3%	106.9%

	For the three months ended September 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,052	$463	$1,515	$383	$—	$1,898
Net premiums written	$825	$407	$1,232	$380	$—	$1,612
Decrease in unearned premiums	145	47	192	3	—	195
Net premiums earned	$970	$454	$1,424	$383	$—	$1,807
Losses and loss expenses	(806)	(297)	(1,103)	(335)	—	(1,438)
Acquisition costs	(204)	(88)	(292)	(31)	—	(323)
Technical result	$(40)	$69	$29	$17	$—	$46
Other income	—	—	—	6	1	7
Other expenses	(17)	(8)	(25)	(21)	(48)	(94)
Underwriting result	$(57)	$61	$4	$2	n/a	$(41)
Net investment income				20	82	102
Allocated underwriting result				$22	n/a	n/a
Net realized and unrealized investment losses					(37)	(37)
Interest expense					(14)	(14)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					46	46
Income tax benefit					1	1
Interest in earnings of equity method investments					18	18
Net income					n/a	$72
Loss ratio (1)	83.1%	65.4%	77.5%
Acquisition ratio (2)	21.0	19.4	20.5
Technical ratio (3)	104.1%	84.8%	98.0%
Other expense ratio (4)	1.8	1.8	1.8
Combined ratio (5)	105.9%	86.6%	99.8%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,135	$1,529	$5,664	$1,272	$—	$6,936
Net premiums written	$3,439	$1,269	$4,708	$1,251	$—	$5,959
Increase in unearned premiums	(569)	(16)	(585)	(2)	—	(587)
Net premiums earned	$2,870	$1,253	$4,123	$1,249	$—	$5,372
Losses and loss expenses	(1,838)	(771)	(2,609)	(1,089)	—	(3,698)
Acquisition costs	(739)	(306)	(1,045)	(80)	—	(1,125)
Technical result	$293	$176	$469	$80	$—	$549
Other income	—	—	—	26	1	27
Other expenses	(62)	(26)	(88)	(68)	(143)	(299)
Underwriting result	$231	$150	$381	$38	n/a	$277
Net investment income				54	230	284
Allocated underwriting result				$92	n/a	n/a
Net realized and unrealized investment losses					(2,157)	(2,157)
Interest expense					(41)	(41)
Amortization of intangible assets					(7)	(7)
Net foreign exchange gains					97	97
Income tax benefit					15	15
Interest in earnings of equity method investments					7	7
Net loss					n/a	$(1,525)
Loss ratio	64.0%	61.5%	63.3%
Acquisition ratio	25.7	24.4	25.3
Technical ratio	89.7%	85.9%	88.6%
Other expense ratio	2.2	2.1	2.1
Combined ratio	91.9%	88.0%	90.7%

	For the nine months ended September 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,695	$1,496	$5,191	$1,214	$—	$6,405
Net premiums written	$2,949	$1,308	$4,257	$1,198	$—	$5,455
(Increase) decrease in unearned premiums	(344)	27	(317)	(1)	—	(318)
Net premiums earned	$2,605	$1,335	$3,940	$1,197	$—	$5,137
Losses and loss expenses	(1,916)	(875)	(2,791)	(1,055)	—	(3,846)
Acquisition costs	(621)	(263)	(884)	(91)	—	(975)
Technical result	$68	$197	$265	$51	$—	$316
Other income	—	—	—	19	1	20
Other expenses	(51)	(20)	(71)	(64)	(143)	(278)
Underwriting result	$17	$177	$194	$6	n/a	$58
Net investment income				59	225	284
Allocated underwriting result				$65	n/a	n/a
Net realized and unrealized investment gains					43	43
Interest expense					(42)	(42)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(12)	(12)
Income tax expense					(22)	(22)
Interest in earnings of equity method investments					57	57
Net income					n/a	$359
Loss ratio	73.6%	65.5%	70.8%
Acquisition ratio	23.8	19.7	22.4
Technical ratio	97.4%	85.2%	93.2%
Other expense ratio	2.0	1.5	1.8
Combined ratio	99.4%	86.7%	95.0%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	September 30, 2022		December 31, 2021
Investments:
Fixed maturities
U.S. government	$868,224	5%	$1,210,113	6%
U.S. government sponsored enterprises	944,102	6	908,659	5
U.S. states, territories and municipalities	63,565	—	108,059	1
Non-U.S. sovereign government, supranational and government related	1,676,693	10	2,181,127	11
Corporate bonds	5,471,893	32	5,441,908	28
Mortgage/asset-backed securities	3,541,079	21	4,221,408	21
Total fixed maturities	12,565,556	74	14,071,274	72
Short-term investments	419,276	2	205,146	1
Equities	873,550	5	1,751,584	9
Investments in real estate	54,722	—	67,539	—
Other invested assets (1)	3,314,991	19	3,601,245	18
Total investments	$17,228,095	100%	$19,696,788	100%
Cash and cash equivalents	868,178		660,897
Total investments and cash and cash equivalents	$18,096,273		$20,357,685
Maturity distribution:
One year or less	$1,632,029	13%	$1,086,283	8%
More than one year through five years	5,005,558	38	4,235,065	29
More than five years through ten years	1,515,117	12	2,971,089	21
More than ten years	1,291,049	10	1,762,575	12
Subtotal	9,443,753	73	10,055,012	70
Mortgage/asset-backed securities	3,541,079	27	4,221,408	30
Total fixed maturities and short-term investments	$12,984,832	100%	$14,276,420	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,484,634	12%	$1,902,640	13%
AA	5,712,235	44	6,751,903	47
A	1,963,874	15	1,750,574	13
BBB	3,510,358	27	3,398,661	24
Below Investment Grade/Unrated	313,731	2	472,642	3
	$12,984,832	100%	$14,276,420	100%
Expected average duration		3.8Yrs		4.0Yrs
Average yield to maturity at market		5.3%		2.7%
Average credit quality		A+		AA-
(1) Other invested assets at September 30, 2022 and December 31, 2021 include $1.0 billion and $1.1 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at September 30, 2022 was BB/BB- with the single largest issuer being 2.8% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

September 30, 2022
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage of Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,521,995	27.8%	8.4%	0.6%
Consumer cyclical	643,159	11.8	3.6	0.3%
Real estate	529,742	9.7	3.0	0.2%
Industrial	501,156	9.2	2.8	0.2%
Consumer non-cyclical	500,428	9.1	2.8	0.2%
Utilities	491,919	9.0	2.7	0.4%
Communications	349,509	6.4	1.9	0.3%
Technology	285,630	5.2	1.6	0.2%
Energy	271,143	5.0	1.5	0.2%
Insurance	194,591	3.6	1.1	0.1%
Basic materials	179,941	3.2	1.0	0.2%
Other	2,680	—	—	—
Total Corporate bonds	$5,471,893	100.0%	30.4%
Finance sector - Corporate bonds
Banks	$729,124	13.3%	4.0%
Financial services	506,427	9.3	2.8
Investment banking and brokerage	286,444	5.2	1.6
Total finance sector - Corporate bonds	$1,521,995	27.8%	8.4%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$14,942	$339,064	$344,849	$30,269	$729,124
Financial services	—	65,806	215,645	201,746	23,230	506,427
Investment banking and brokerage	—	1,248	85,716	198,232	1,248	286,444
Total finance sector - Corporate bonds	$—	$81,996	$640,425	$744,827	$54,747	$1,521,995
% of total	—%	5.4%	42.1%	48.9%	3.6%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 11.1% of the Company’s total corporate bonds. The single largest issuer accounts for 1.9% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment (Losses) Gains
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Fixed maturities	$74,156	$81,236	$213,331	$230,882
Short-term investments and cash and cash equivalents	5,577	1,081	7,025	3,892
Equities, investments in real estate, funds held and other	36,662	29,747	101,253	88,545
Investment expenses	(14,581)	(10,392)	(37,224)	(39,837)
Net investment income	$101,814	$101,672	$284,385	$283,482
Net realized investment (losses) gains on fixed maturities and short-term investments	$(109)	$5,081	$1,738	$20,482
Net realized investment gains on equities	453,896	388	430,472	16,436
Net realized investment (losses) gains on other invested assets	(1,112)	6,479	6,872	98,743
Net realized investment gains	$452,675	$11,948	$439,082	$135,661
Change in net unrealized investment losses on fixed maturities and short-term investments	$(499,332)	$(103,007)	$(1,912,117)	$(373,300)
Change in net unrealized investment (losses) gains on equities	(363,146)	26,507	(567,452)	238,584
Change in net unrealized investment (losses) gains on other invested assets	(20,952)	29,241	(115,470)	42,943
Net other realized and unrealized investment losses	(1,219)	(1,254)	(1,373)	(492)
Change in net unrealized investment losses	$(884,649)	$(48,513)	$(2,596,412)	$(92,265)
Net realized and unrealized investment (losses) gains	$(431,974)	$(36,565)	$(2,157,330)	$43,396

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$11,940,890	$11,651,070	$12,047,792	$11,395,321
Reinsurance recoverable at beginning of period	(1,507,622)	(1,119,434)	(1,532,666)	(782,330)
Net liability at beginning of period	10,433,268	10,531,636	10,515,126	10,612,991
Net incurred losses related to:
Current year	1,162,745	1,137,834	2,726,735	2,789,848
Prior years	18,728	(34,564)	(118,952)	1,326
	1,181,473	1,103,270	2,607,783	2,791,174
Net losses paid	(794,710)	(817,709)	(2,006,926)	(2,186,407)
Retroactive reinsurance recoverable adjustment (1)	200	(20,950)	(35,781)	(357,150)
Effects of foreign exchange rate changes and other	(236,365)	(87,876)	(496,336)	(152,237)
Net liability at end of period	10,583,866	10,708,371	10,583,866	10,708,371
Reinsurance recoverable at end of period	1,835,515	1,583,174	1,835,515	1,583,174
Gross liability at end of period	$12,419,381	$12,291,545	$12,419,381	$12,291,545
Breakdown of gross liability at end of period:
Case reserves	$4,796,869	$4,720,094	$4,796,869	$4,720,094
Additional case reserves	130,807	126,497	130,807	126,497
Incurred but not reported reserves	7,491,705	7,444,954	7,491,705	7,444,954
Gross liability at end of period	$12,419,381	$12,291,545	$12,419,381	$12,291,545
Gross liability at end of period by Non-life segment:
P&C	$9,234,136	$8,828,205	$9,234,136	$8,828,205
Specialty	3,185,245	3,463,340	3,185,245	3,463,340
Gross liability at end of period	$12,419,381	$12,291,545	$12,419,381	$12,291,545
Unrecognized time value of non-life reserves (2)	$1,111,703	$276,379	$1,111,703	$276,379
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business, and this transaction is accounted for as retroactive reinsurance.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,533,136	$2,736,043	$2,638,086	$2,704,229
Reinsurance recoverable at beginning of period	(41,711)	(26,510)	(21,000)	(35,662)
Net liability at beginning of period	2,491,425	2,709,533	2,617,086	2,668,567
Net incurred losses	336,816	334,553	1,090,495	1,054,793
Net losses paid	(335,897)	(351,045)	(1,029,568)	(1,024,633)
Effects of foreign exchange rate changes and other	(160,591)	(59,838)	(346,260)	(65,524)
Net liability at end of period	2,331,753	2,633,203	2,331,753	2,633,203
Reinsurance recoverable at end of period	30,267	24,832	30,267	24,832
Gross liability at end of period	$2,362,020	$2,658,035	$2,362,020	$2,658,035
Life value in force (1)	$872,100	$448,900	$872,100	$448,900
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) time value of options and guarantees; and (iv) cost of non-economic excess encumbered capital. The difference in the Life VIF year-over-year is in part due to a methodology refinement.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		September 30, 2022
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$1,376
U.S. Southeast	Hurricane	1,267
U.S. Gulf Coast	Hurricane	1,209
Caribbean	Hurricane	239
Europe	Windstorm	654
Japan	Typhoon	408
California	Earthquake	1,128	$1,519
Australia	Earthquake	401	577
Japan	Earthquake	365	425
New Zealand	Earthquake	329	537
British Columbia	Earthquake	213	427
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, the impact of non-recurring transactions such as losses on the redemption of preferred shares, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the nine months ended
	September 30, 2022		September 30, 2021		September 30, 2022		September 30, 2021
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net (loss) income attributable to common shareholder	$(387,147)	(26.8)%	$69,765	4.0%	$(1,532,650)	(31.7)%	$317,410	6.2%
Less: adjustments for non-operating items
Net realized and unrealized investment (losses) gains	(431,974)	(29.8)	(36,565)	(2.1)	(2,157,330)	(44.6)	43,396	0.8
Net foreign exchange gains (losses)	84,151	5.8	46,390	2.7	97,051	2.0	(12,310)	(0.2)
Interest in (losses) earnings of equity method investments	(9,428)	(0.7)	17,541	1.0	6,965	0.1	57,466	1.1
Favorable (adverse) prior years' reserve development subject to ADC and related amortization changes	1,864	0.1	(20,950)	(1.2)	(28,707)	(0.6)	(20,950)	(0.4)
Loss on redemption of preferred shares	—	—	—	—	—	—	(21,234)	(0.4)
Tax effects of adjustments	30,683	2.1	9,795	0.5	110,287	2.3	25,106	0.5
Operating (loss) income	$(62,443)	(4.3)%	$53,554	3.1%	$439,084	9.1%	$245,936	4.8%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the nine months ended
Calculation of average common shareholder's equity	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Beginning of period common shareholder's equity	$6,009,894	$7,020,414	$7,343,986	$6,689,756
End of period common shareholder's equity	$5,567,717	$6,950,741	$5,567,717	$6,950,741
Average common shareholder's equity	$5,788,806	$6,985,578	$6,455,852	$6,820,249

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30, 2022	December 31, 2021
Tangible book value:
Total shareholders' equity	$5,767,717	$7,543,986
Less:
Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	5,567,717	7,343,986
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	83,834	89,702
Tangible book value	$5,027,503	$6,797,904

Capital structure:
Senior notes
Senior notes due 2029	$496,960	$496,620
Senior notes due 2026 (2)	725,893	843,950
Junior subordinated notes
Junior subordinated notes due 2050	494,590	494,445
Capital efficient notes due 2066	62,484	62,484
Total debt	1,779,927	1,897,499
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	5,567,717	7,343,986
Total capital	$7,547,644	$9,441,485
(1) The intangible assets are presented in the table above net of tax of $8 million and $9 million at September 30, 2022 and December 31, 2021, respectively.
(2) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.